UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of November, 2008.
Commission File Number: 001-31221
Total number of pages: 6

NTT DoCoMo, Inc.
(Translation of registrant’s name into English)

Sanno Park Tower 11-1, Nagata-cho 2-chome
Chiyoda-ku, Tokyo 100-6150
Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑       Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐       No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished in this form:

1.	NTT DOCOMO to Dissolve Inter-touch Ltd., MagiNet Philippines Inc. and MagiNet Europe B.V.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NTT DoCoMo, Inc.
Date: November 12, 2008	By:	/S/ OSAMU HIROKADO
Osamu Hirokado
Head of Investor Relations

NTT DoCoMo, Inc. Sanno Park Tower 2-11-1 Nagata-cho Chiyoda-ku, Tokyo 100-6150, Japan
For Immediate Release
NTT DOCOMO to Dissolve Inter-touch Ltd., MagiNet Philippines Inc. and
MagiNet Europe B.V. Subsidiaries
TOKYO, JAPAN, November 12th, 2008 — NTT DOCOMO, INC. (President & CEO : Ryuji Yamada, hereinafter “DOCOMO”) announced today that it will dissolve its subsidiaries, named Inter-touch Ltd., MagiNet Philippines Inc. and MagiNet Europe B.V..
They are wholly owned subsidiaries of DOCOMO interTouch Pte. Ltd.(CEO : Charles Reed, hereinafter “interTouch”), DOCOMO’s wholly owned subsidiary that provides high-speed broadband connectivity services to the hotel industry.
1.	Outline of subsidiaries

1)	Inter-touch Ltd.

Company name:	Inter-touch Ltd.

Address:	3rd Floor, Goumas Building, 123 Hannam-dong,
Yongsan-gu Seoul, Korea

Representative:	Koichi Takahara

Business:	Provider of high-speed broadband connectivity services and video applications to hotels in Korea

Capital:	300,000,000 Won

Shares issued:	300,000 shares

Fiscal year end	31-Dec

Employees	5

Shareholders:	100% owned by DOCOMO interTouch Pte. Ltd.

2)	MagiNet Philippines Inc.

Company name:	MagiNet Philippines Inc.

Address:	8/F Alabang Corporate Centre, West Service Road, Alaband, Muntinlupa City 1770, Philippines

Representative:	Charles George St. John Reed

Business:	Provider of high-speed broadband connectivity services and video applications to hotels in the Philippines

Capital:	19,050,000 Philippine Peso

Shares issued:	190,500 shares

Fiscal year end	31-Dec

Employees	101

Shareholders:	100% owned by MagiNet Pte. Ltd.
3)	MagiNet Europe B.V.

Company name:	MagiNet Europe B.V.

Address:	Busitel 1, Orlyplein 85, 1043 DS Amsterdam, the Netherlands

Representative:	Charles George St. John Reed

Business:	Provider of high-speed broadband connectivity services and video applications to hotels in the Netherlands

Capital:	18,000 Euro

Shares issued:	180 shares

Fiscal year end	31-Dec

Employees	0

Shareholders:	100% owned by MagiNet Pte. Ltd.
2.	Reasons for Dissolution

DOCOMO has decided to dissolve its subsidiaries in Korea, Philippines and the Netherlands, as a part of the integration process, following the acquisition of MagiNet Pte. Ltd. by interTouch in January 2008.

3.	Schedule

The dissolution is expected to be completed in 2009.
4.	Impact on DOCOMO’s Operating Results

The dissolution is expected to have very little impact on DOCOMO’s consolidated and non-consolidated financial results for the fiscal year ending March 31, 2009 and DOCOMO is not amending its forecast earnings for the fiscal year ending March 31, 2009 in connection with the dissolution.

For further information, please contact:
Shuichiro Ichikoshi or Masaki Okamura
International PR
Public Relations Department
Tel: +81-3-5156-1366
Fax: +81-3-5501-3408
Website: www.nttdocomo.com
Inquiries may also be made through the following URL:
http://www.nttdocomo.com/contact
About NTT DOCOMO
NTT DOCOMO is the world’s leading mobile communications company. DOCOMO serves over 53 million customers, including 44 million people subscribing to FOMATM, launched as the world’s first 3G mobile service based on W-CDMA in 2001. DOCOMO also offers a wide variety of leading-edge mobile multimedia services, including i-mode™, the world’s most popular mobile e-mail/Internet service, used by 48 million people. With the addition of credit-card and other e-wallet functions, DOCOMO mobile phones have become highly versatile tools for daily life. NTT DOCOMO is listed on the Tokyo (9437), London (NDCM) and New York (DCM) stock exchanges. For more information, visit www.nttdocomo.com.
i-mode and FOMA are trademarks or registered trademarks of NTT DOCOMO, INC. in Japan and other countries
NTT DOCOMO’s FOMA service is only available to subscribers in Japan.